LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

STUART REED, ESQUIRE

                                                                                                                                            WWW.LEGALANDCOMPLIANCE.COM

OF COUNSEL

                                                                                                                             DIRECT E-MAIL

                                                                                                                             LANTHONY@LEGALANDCOMPLIANCE.COM

June 20, 2007

VIA ELECTRONIC FILING

ON EDGAR SYSTEM

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attn:  Kevin Woody, Senior Assistant Chief Accountant

RE:

Infe-Human Resources, Inc.

Form 10-KSB for fiscal year ended November 30, 2005

Form 10-QSB for fiscal quarter ended May 31, 2006

Forms 8-K

Filed March 13, 2006 and June 2, 2006

File No. 0-50374

Dear Mr. Woody:

Please be advised that this firm serves as counsel to Infe Human Resources, Inc. (the “Company”). We are in receipt of your correspondences dated February 6, 2007 and June 7, 2007 regarding the above referenced filings.  As a follow up to our conversation today Infe Human Resources, Inc. hereby requests an extension of time in which to file an amended 10-KSB for the fiscal year end November 30, 2005, in the manner discussed, through and including Friday July 6, 2007.

In addition, Infe Human Resources, Inc. hereby requests an extension of time to respond to your comments regarding and relating to the Form 10-QSB for the fiscal quarter ended May 31, 2006 and Form 8-K filed March 13, 2006 and June 2, 2006, through and including July 27, 2007.

The Company understands that it has requested several extensions and appreciates your consideration.  If you have any questions in the meantime, do not hesitate to contact the undersigned.

Legal & Compliance, LLC

By:__/s/ Laura Anthony______

Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

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